Exhibit 99.1

This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice,
Investment Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities
Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of
Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Source: Nkomo VT, et al. Burden of valvular heart diseases: a population-based study. Lancet 2006;368: 1005 - 1011.
—  An incubator with extensive expertise in sourcing and nurturing seed-stage companies
— The collaboration will afford Elron investment opportunities in very early stage medical device companies
— A term sheet was signed for a first investment in collaboration with the incubator

PERFORMANCE IN 2015:
114
20
59
4
269
* Including RDC

1 Includes Elron’s direct holdings and its effective indirect holdings through RDC and RDSeed.
2 Includes Elron’s cash balance and 50.1% of RDC’s cash balance.
3 The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.
Holdings in companies 1	Book value at Jun. 30, 2015 ($m)	Amount invested ($m)
Associates and consolidated companies:
Pocared (53%)	13.4	44.5
BrainsGate (30%)	1.2	24.5
PLYmedia (25%)	-	2.5
Others	6.4	20.0
Companies presented at fair value:
Notal Vision (21%)	14.4	9.0
Jordan Valley (19%)	9.0	8.1
Others	4.5	18.6
Total Holdings	48.9	127.2
Cash (as of Sept. 2, 2015) 2	88.8	88.8
Financial assets, net (as of Sept. 2, 2015)	17.5	17.5
TOTAL 3	155.2	233.5
Price per share on TASE (in $) (as of Sept. 2, 2015)		4.63
Elron’s market value (as of Sept. 2, 2015)		137.7
600 patients enrolled for interim analysis of
FDA trial (~560 patients recruited to date]
Sample collection for FDA trial completed
(~10,000 samples collected to date)
U.S. reimbursement decision

OUR
INVESTMENT:
$25M
OUR
HOLDING:
30%

Sources: American Heart Association: Heart Disease and Stroke Statistics Report - 2015; BrainsGate website: http://brainsgate.com/eng/page.php?id=3&instance_id=9.

Sources: American Heart Association: Heart Disease and Stroke Statistics Report - 2010, 2015; CDC website: http://www.cdc.gov/stroke/facts.htm.
mRS
Average Lifetime Cost Per Stroke Patient
Sources: Samsa et al, Performing Cost-Effectiveness Analysis by Integrating Randomized Trial Data with a Comprehensive
Decision Model: Application to Treatment of Acute Ischemic Stroke, J Clin Epidemiol Vol. 52, No. 3, pp. 259-271, 1999
Savings calculated by: Expected mRS Distribution X Effect X Tx Cost Savings
0
1
2
3
4
5
6

Source: American Heart Association: Temporal Trends in Patient Characteristics and Treatment With Intravenous Thrombolysis Among Acute Ischemic Stroke Patients at
Get With the Guidelines-Stroke Hospitals, Schwamm, Circ Cardiovasc Qual Outcomes. 2013;6:543-549.

Sources: Adams HP, et al (2003) Stroke 34, 1056-83; del Zoppo GJ, et al (2009) Stroke 40, 2945-48.

Sources: Broderick JP, et al (2013) New England Journal of Medicine 368(10), 893-903; Ciccone A, et al (2013) New England Journal of Medicine 368(10), 904-13; Kidwell CS, et al (2013) New England Journal
of Medicine 368(10), 914-23; Berkhemer OA, et al (2015) New England Journal of Medicine 372(1), 11-20; Campbell BC, et al (2015) New England Journal of Medicine 372(11), 1009-18; Goyal M, et al (2015)
New England Journal of Medicine 372(11), 1019-30; Joven TG, et al (2015) New England Journal of Medicine; Saver JL, et al (2015) New England Journal of Medicine; European Stroke Organisation (ESO)
Conference 2015. Abstract 82, Abstract 180.

BrainsGate’s ISS is an investigational device, not approved for marketing.
GuideView
SPG (sphenopalatine ganglion) = supplies
parasympathetic innervation to the anterior cerebral
circulation and some of the posterior circulation
Transmitter = emits RF waves which energize the
implant
Implant = delivers electrical pulses to the SPG
GuideView = helps navigate the implant through the
canal to its correct position near the SPG using a
patient’s CT

Primary outcome	Distribution of patients across mRS, according to sliding dichotomous analysis,* at 90 days
Study design	Multicenter, randomized, double blind, sham control
Estimated enrollment	800-1000 (to date ~560 patients have been enrolled)
Inclusion criteria	Aged 40-85, acute ischemic stroke in anterior circulation, baseline NIHSS* 7-18, ability to initiate treatment during 8-24 hours post-stroke onset
Exclusion criteria	Treated with tPA or endovascular therapy, life expectancy of <1 year due to other causes
* sliding dichotomy analysis = better than expected outcome relative to baseline
   NIHSS (NIH stroke scale) = stroke scale based on neurologic examination of patient

OUR
INVESTMENT:
$45M
OUR
HOLDING:
53%

Since the 19th century, microbiology testing has been done by culturing bacteria in petri dishes
Expensive: Requires reagents and skilled
lab technicians
Manual: Prone to human error, limited
throughput
Inefficient: Large lab footprint
Lengthy: Diagnosis that relies on
culturing bacteria to reach sufficient
concentration levels takes days
Over-/mis-prescribing antibiotics
while awaiting lab results (promotes
antibiotic resistance)
Costly lab tests

1943
1940
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1959
1953
1968
1960
1962
1972
1979
1972
1988
1985
1998
1985
1987
1996
1996
2000
2001
2003
2004
2010
2011
Antibiotic
introduced
Resistance
identified
Sources: CDC, Antibiotic Resistance Threats in the United States, 2013; “FDA’s Take on the Executive Order and National Strategy to Combat Antibiotic-Resistant Bacteria”, posted on September 18,
2014 by FDA Voice, http://blogs.fda.gov/fdavoice.

6
‘

The P-1000 Analyzer is investigational in the U.S., and CE-marked in the EU. The Sample Processor is exempt from regulatory approvals.

Primary outcome	Agreement of the P-1000 quantification and identification method compared with the standard method (agreement = >90% sensitivity & specificity for each pathogen) *
Estimated collection	19,500 samples (to date ~10,000 samples have been collected)
Pathogens	E. Coli, Chlamydia, Klebsiella
* sensitivity = true positive rate (correct identification of presence of pathogen)
 specificity = true negative rate (correct identification of absence of pathogen)
Sources: Interviews conducted by Pocared with leading microbiology laboratories managers.

Source: Pocared data.

OUR
INVESTMENT:
$8.5M
OUR
HOLDING:
21%

AMD destroys sharp, central vision,
necessary for common tasks such as
facial recognition, driving, reading, &
watching television
Sources: Brown DM, et al (2006). New England Journal of Medicine 355, 1432-44; Slakter JS & Stur M (2005). Survey of Ophthalmology 50, 263-73; Gehrs KM, et al (2006). Annals of Medicine 38, 450-71;
Ferris FL, et al. (1984) Archives of Ophthalmology,102(11), 1640-42; Notal Vision website: http://www.foreseehome.com/wet-amd.html.

It is not possible to predict who will develop wet AMD, and if so, when
Dry AMD patients are monitored once or twice a year, in routine check-ups at the eye doctor
Wet AMD can be treated, but due to late diagnosis, 64% of eyes end with dysfunctional vision even after treatment
Sources: Wittenborn JS & Rein DB. “The Future of Vision: Forecasting the Prevalence and Cost of Vision Problems.” NORC at the University of Chicago. Prepared for Prevent Blindness, June 11, 2014; The CATT
Research Group: Baseline Predictors for One-Year Visual Outcomes with Ranibizumabor Bevacizumabfor Neovascular Age-related Macular Degeneration. Ophthalmology 2012.
— The device is easy to use (“plug & play”)
 — The patient takes a brief daily test
  — The system detects visual changes before symptoms appear
   — The Call Center alerts the patient and doctor when the
                   disease progresses

NOTAL VISION IS IN
NEGOTIATIONS WITH CMS
AND SEVERAL REGIONAL
MEDICARE CARRIERS
REGARDING COVERAGE
AND PAYMENT

OUR
INVESTMENT:
$6.3M
OUR
HOLDING:
34%
OUR
INVESTMENT:
€1.75M
OUR
HOLDING:
17%*
CartiHeal’s product is investigational in the U.S., and CE-marked in the EU; Coramaze’s system is an investigational device, not approved for marketing.

* 28% after the funding round will be completed and an additional €1.75m invested; currently 17%.